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                                                                 Exhibit (a)(27)

                                                     NEWS FROM [NATIONWIDE LOGO]


Contact: Bob Sohovich 614-249-6356
         John Millen  614-249-6348


                                   NATIONWIDE
                            COMPLETES ACQUISITION OF
                                   ALLIED LIFE


COLUMBUS, OHIO, NOVEMBER 13, 1998 - Nationwide Mutual Insurance Company ("Nationwide") today announced that it completed its acquisition of ALLIED Life Financial Corporation ("ALLIED Life") on November 12, 1998. ALLIED Life has been merged with a wholly owned subsidiary of Nationwide.

"We are excited about our bright future and the opportunity to join resources and to grow Nationwide," said Richard D. Crabtree, Nationwide Mutual's president and chief operating officer.

The merger was the second step in a two-step acquisition. The first step, a cash tender offer for all the outstanding shares of common stock of ALLIED Life at $30.00 per share, expired at 5:00 p.m., New York City time, on September 30, 1998. As a result of the merger, ALLIED Life is now a wholly-owned subsidiary of Nationwide.

The merger results in the automatic conversion of the remaining shares of common stock of ALLIED Life into the right to receive $30.00 per former share.

The $93 billion Nationwide Insurance Enterprise, based in Columbus, Ohio, is one of the country's largest diversified insurance and financial services organizations and a Fortune 500 company, Nationwide Life is the country's fifth-largest life insurer based on premiums and 13th-largest based on assets.

ALLIED Life Financial Corporation is a holding company that, through its principal subsidiary, ALLIED Life Insurance Company, underwrites, markets and distributes life insurance and annuity products in rural and suburban areas of the United States.

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